IGEN Networks Corp.

31772 Casino Drive, Suite C

Lake Elsinore, CA 92530

May 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	IGEN Networks Corp. – Registration Statement on Form S-1, Registration No. 333-261967

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IGEN Networks Corp. (the “Registrant”) filed a Form Request to Withdraw Registration Statement on May 17, 2022 (the “Form RW”) in connection with the above-referenced Registration Statement on Form S-1. The Registrant hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Form RW as of the date hereof or at the earliest practical date hereafter. The Form RW sent on May 17, 2022 neglected to state that the Registration Statement was declared effective on January 21, 2022 but that no securities registered via the S-1 were sold by the Registrant.  The Registrant will file, shortly after the filing of this Form RW WD, a Form RW stating that the Registration Statement was declared effective on January 21, 2022 and that no securities registered via the S-1 were sold by the Registrant.

Please send copies of the written order granting withdrawal of the Registration Statement to Neil G. Chan, Chief Executive Officer at the above-mentioned address, facsimile number (888) 516-7590, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 714, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely, IGEN NETWORKS CORP.

/s/ Neil G. Chan
Neil G. Chan Chief Executive Officer